UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K, including the exhibits hereto, is being furnished to the Securities and Exchange Commission and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Update on Proposed Transaction with PayMate India Limited

As previously disclosed in the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 9, 2026 (the "Prior 6-K Filing"), DigiAsia Corp. (the "Company"), DigiAsia Bios Pte Ltd ("DigiAsia Bios"), a private company limited by shares incorporated under the laws of Singapore and a wholly owned subsidiary of the Company, and PayMate India Limited ("PayMate"), an unlisted public limited company incorporated in India, entered into definitive transaction agreements consisting of a Share Purchase Agreement (the "SPA"), a Coordination Deed (the "Coordination Deed"), and a Letter Agreement (the "Letter Agreement," and together with the SPA and the Coordination Deed, the "Transaction Documents") in connection with a proposed multi-step transaction (the "Proposed Transaction"). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prior 6-K Filing. The consummation of the Proposed Transaction remains subject to the satisfaction or waiver of conditions precedent, including funding, regulatory approvals, consents, final closing mechanics, and shareholder approval by the Company.

The Company and PayMate are continuing to advance the discussions and processes contemplated under the Transaction Documents. The parties have agreed to extend the timeline to close the Proposed Transaction by 60 days beyond the previously disclosed First Long Stop Date under the SPA, in order to accommodate the ongoing satisfaction of customary conditions precedent, including funding, regulatory approvals, consents, final closing mechanics, and shareholder approval by the Company. The Company expects that the closure of the Proposed Transaction will occur within the next 60 days, subject to the satisfaction or waiver of the remaining conditions precedent and the availability of all required regulatory and shareholder approvals. No assurance can be given that the Proposed Transaction will close on the currently contemplated terms, ownership structure, or within the revised timeline.

Extension of Closing Timeline

The parties to the SPA have agreed to extend the First Long Stop Date under the SPA by 60 days. As a result, the first closing is required to occur within 60 Business Days of the revised First Long Stop Date, and the second closing is required to occur on the next business day following the first closing, or such other date as the parties may mutually agree, but in no event later than 30 Business Days after the first closing date. All other terms of the Transaction Documents remain in full force and effect in accordance with their respective terms. A copy of the extension agreement is filed as Exhibit 16.1 to this Form 6-K.

Discussions and Process

The Company and PayMate continue to engage in active discussions regarding the satisfaction of the remaining conditions precedent to closing of the Proposed Transaction, including the receipt of regulatory approvals and consents, the implementation of final closing mechanics, and the securing of required funding. The Company believes that the revised timeline provides a reasonable period within which to complete these customary pre-closing steps, and that closure of the Proposed Transaction is expected within the next 60 days. The Company will provide further updates regarding the Proposed Transaction as material developments warrant, including the execution of any amendments to the Transaction Documents, the receipt of required approvals, or the closing of either the first closing or the second closing, in each case as may be required by applicable law.

Risk Factors and Forward-Looking Statements

The consummation of the Proposed Transaction remains subject to the satisfaction or waiver of conditions precedent, including funding, regulatory approvals, consents, final closing mechanics, and shareholder approval by the Company, as further described in the Prior 6-K Filing. No assurance can be given that the Proposed Transaction will close on the currently contemplated terms, ownership structure, or within the revised timeline. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that involve risks and uncertainties, including the risks described in the Company’s annual report on Form 20-F. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to update any forward-looking statement contained herein, except as required by applicable law.

The foregoing description of the extension to the closing timeline under the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Documents filed as exhibits to the Prior 6-K Filing and incorporated by reference herein.

Financial Statements and Exhibits

Exhibits No.	Description
16.1	Extension Agreement, dated August 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: August 26, 2026	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer